UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER
CUSIP NUMBER

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	November 1, 2003

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FAO, Inc.
Full Name of Registrant

Former Name if Applicable

2520 Renaissance Boulevard
Address of Principal Executive Office (Street and Number)

King of Prussia, Pennsylvania 19406
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported in the Registrant’s Form 8-K filed with the Securities and Exchange Commission on December 4, 2003, the Registrant and four of its subsidiaries filed voluntarily petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  The Registrant has been focusing its attention on matters concerning its Chapter 11 filing, with the ultimate aim of liquidating its assets for the benefit of its estate and its creditors.  As a result, the Registrant has been engaged in providing substantial data and support for its Chapter 11 proceeding, including providing financial and other information to the Bankruptcy Court, the creditors committee and other interested parties.  It has been unable, without unreasonable expense and effort, to compile simultaneously the information necessary to complete its Quarterly Report on Form 10-Q for the period ended November 1, 2003 within the prescribed time period.

The Registrant has filed a request for no-action relief with the Securities and Exchange Commission with regard to its Exchange Act reporting requirements and is currently awaiting a response.  Until the Registrant receives such a response, the Registrant intends to file with the Securities and Exchange Commission, under cover of Current Reports on Form 8-K, copies of the monthly reports that are required to be filed by the Registrant under Bankruptcy Rule 2015 within 15 calendar days after they are due to be filed with the Bankruptcy Court.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kendrick Royer	(610)	292-6600
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant filed for bankruptcy reorganization on January 13, 2003 (the “Initial Bankruptcy Filing”) based upon a rapid decline in its liquidity resulting from reduced sales related to the events of September 11, 2001, a weak economic environment, a soft retail market, reduced travel and tourism, and restrained consumer spending at a time when it was continuing to integrate its FAO, Right Start and Zany Brainy operations, together with erosion of vendor credit support and increased reserves and a more restrictive advance rate covenant imposed by its prior lenders.  The Registrant utilized the Initial Bankruptcy Filing to close 111 stores or approximately 43% of its previously operated store base (four other stores were also closed during the fiscal year ended February 1, 2003 (“Fiscal 2002”) unrelated to the Initial Bankruptcy Filing) and reject or amend contracts and leases that the Registrant felt were not economically favorable.  Thus, the results of operations from the third quarter of Fiscal 2002 reflect a much larger store base compared to the third quarter of the current fiscal year.

FAO, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 16, 2003	By	/s/ Kendrick F. Royer
Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).